Smith International, Inc.
16740 East Hardy Road
Houston, Texas 77032
August 18, 2008
VIA EDGAR AND FACSIMILE
H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Smith International, Inc. Registration Statement on Form S-4, as amended File No. 333-151897
Dear Mr. Schwall:
               Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Smith International, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement on Form S-4, as amended, to August 18, 2008 at 5:00 p.m. Eastern Daylight Time.
               In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               Please contact David E. Shapiro of Wachtell, Lipton, Rosen & Katz at (212) 403-1314 with any questions you may have concerning this request. In addition, please notify Mr. Shapiro when this request for acceleration has been granted.

Very truly yours, SMITH INTERNAIONAL, INC.
By:	/s/ Richard E. Chandler, Jr.
Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Secretary